UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

DANIMER SCIENTIFIC, INC.

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

236272100

(CUSIP Number)

Stephen E. Croskrey c/o Danimer Scientific, Inc. 140 Industrial Boulevard Bainbridge, Georgia 39817
Copy to: Robert L. Lawrence, Esq. Kane Kessler, P.C. 600 Third Avenue, 35th Floor New York, New York 10016 (212) 541-6222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 10, 2021

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

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1	NAME OF REPORTING PERSON Stephen E. Croskrey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,098,914 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 3,589,878 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,098,914 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%*
14	TYPE OF REPORTING PERSON* IN

*	The percentage of shares of Common Stock (as defined below) reported as being beneficially owned by the Reporting Person is based upon 88,007,277 shares of Common Stock outstanding as of the date of this Schedule 13D.

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Item 1. Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (the “Schedule 13D”) relates to the shares of Class A common stock, $0.0001 par value per share (the “Common Stock”), of Danimer Scientific, Inc., a Delaware corporation (the “Issuer”). The Issuer maintains its principal executive office at 140 Industrial Boulevard, Bainbridge, Georgia 39817.

Item 2. Identity and Background.

(a)	This Schedule 13D is being filed on behalf of Stephen E. Croskrey (the “Reporting Person”).
(b)	The address of the principal place of business of the Reporting Person is 140 Industrial Boulevard, Bainbridge, Georgia 39817.
(c)	Reporting Person is the Chief Executive Officer and Chairman of the Board of the Issuer.
(d)	During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

On December 29, 2020, the Reporting Person received 3,488,117 shares of Common Stock from the Issuer in exchange for the Reporting Person’s shares of common stock of Meredian Holdings Group, Inc., a Georgia corporation (“MHG”), in connection with the business combination between MHG and the Issuer consummated on such date (the “Business Combination”) pursuant to the Agreement and Plan of Merger, dated as of October 3, 2020 (as amended by Amendment No.1 thereto, dated as of October 8, 2020, and Amendment No. 2 thereto, dated as of December 11, 2020, the “Merger Agreement”), by and among Live Oak Acquisition Corp., the Issuer’s predecessor company, Green Merger Corp., MHG, Live Oak Sponsor Partners, LLC, and the other parties signatories thereto.

On March 10, 2021, in connection with the transactions contemplated by the Merger Agreement, 1,509,036 restricted shares of Common Stock were granted to the Reporting Person and issued under the Issuer’s 2020 Long-Term Incentive Plan (the “Plan”), which vest as follows (collectively, the “Restricted Shares”):  (i) one-sixth of the Restricted Shares will vest on December 29, 2021 (the “First Time Vesting Date”); (ii) one-sixth of the Restricted Shares will vest on December 29, 2022 (the “Second Time Vesting Date”); (iii) one-sixth of the Restricted Shares will vest on December 29, 2023 (the “Third Time Vesting Date”); (iv) one-sixth of the Restricted Shares will vest if the volume weighted average trading price (the “VWAP”) of a share of Common Stock equals or exceeds $24.20 for any 20 trading dates within a 30 day trading period beginning on the First Time Vesting Date and ending on December 29, 2030; (v) one-sixth of the Restricted Shares will vest if the VWAP of a share of Common Stock equals or exceeds $24.20 for any 20 trading dates within a 30 day trading period beginning on the Second Time Vesting Date and ending on December 29, 2030; and (vi) one-sixth of the Restricted Shares will vest if the VWAP of a share of Common Stock equals or exceeds $24.20 for any 20 trading dates within a 30 day trading period beginning on the Third Time Vesting Date and ending on December 29, 2030.

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Item 4. Purpose of the Transaction

The Reporting Person acquired all of the shares of Common Stock to which this Schedule 13D relates as specified in Item 3. The Reporting Person first became the beneficial owner of more than 5% of the outstanding Common Stock upon the Reporting Person’s receipt on March 10, 2020 of a compensatory equity incentive award under the Plan approved by the Board and consisting of 1,509,036 Restricted Shares, as described in Item 3 above.

From time to time, the Reporting Person may acquire beneficial ownership of additional shares of Common Stock, by purchase or otherwise, including (a) pursuant to the vesting or exercise of outstanding stock options currently owned by the Reporting Person or (b) upon receipt from the Issuer of future compensatory equity incentive awards for which the Reporting Person qualifies, including, but not limited to, awards of restricted shares of Common Stock and options to purchase shares of Common Stock. In addition, from time to time, the Reporting Person may determine to dispose of all or a portion of the shares of Common Stock which are beneficially owned by the Reporting Person and over which the Reporting Person has investment power.

Except as noted above, the Reporting Person does not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of the Issuer’s subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of the Issuer’s subsidiaries; (iv) any change in the present board of directors or management of the Issuer; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (x) any action similar to any of those enumerated above. In the Reporting Person’s roles as Chief Executive Officer and Chairman of the Board of Directors of the Issuer, the Reporting Person has the ability directly or indirectly to influence the management and policies of the Issuer.

The information set forth in Items 5 and 6 is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

(a) and (b) As of the date of this Schedule 13D, the Reporting Person may be deemed to be the beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act of 1934, as amended) of 5,098,914 shares of Common Stock, constituting approximately 5.8% of the outstanding shares of Common Stock, which is comprised of: (i) 3,589,878 shares of Common Stock owned directly by the Reporting Person, which the Reporting Person has the sole power to direct the vote and disposition thereof; and (ii) 1,509,036 Restricted Shares granted to the Reporting Person on March 10, 2021 over which the Reporting Person has sole voting power, but which vest as described in Item 3 above.

The amount reported above as being beneficially owned by the Reporting Person excludes options to purchase an aggregate of 3,726,353 shares of Common Stock described in Item 5(c) below that are not presently exercisable and not exercisable within 60 days of the date of this Schedule 13D.

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The percentage of shares of Common Stock reported as being beneficially owned by the Reporting Person is based upon 88,007,277 shares of Common Stock outstanding as of the date of this Schedule 13D.

(c) The information set forth in Item 3 is incorporated by reference herein.

Additionally, on December 29, 2020, pursuant to the terms of the Merger Agreement, the Reporting Person received the following additional options to purchase shares of Common Stock of the Issuer, none of which are deemed to be beneficially owned by the Reporting Person, in each case, at an exercise price of $24.20 per share (collectively, the “Options”):

(i) options to purchase 2,571,737 shares of Common Stock were granted to the Reporting Person at the Closing and issued under the Plan, which vest as follows:  options to purchase 857,245 shares of Common Stock will vest and become exercisable on or after December 29, 2021 if the closing price of a share of Common Stock equals or exceeds $14.00 for any twenty (20) trading dates within a thirty (30)-day trading period beginning on December 29, 2021, options to purchase 857,246 shares of Common Stock will vest and become exercisable on or after December 29, 2022 if the closing price of a share of Common Stock equals or exceeds $17.00 for any twenty (20) trading dates within a thirty (30)-day trading period beginning on December 29, 2021 and options to purchase 857,246 shares of Common Stock will vest and become exercisable on or after December 29, 2023 if the closing price of a share of Common Stock equals or exceeds $20.00 for any twenty (20) trading dates within a thirty (30)-day trading period beginning on December 29, 2021; and

(ii) options to purchase 1,154,616 shares of Common Stock were granted to the Reporting Person at the Closing and issued under the Plan, which vest as follows: the options will not be exercisable until the later to occur of February 1, 2024 or the approval by the shareholders of the Issuer of an amendment to the Plan to increase the number of shares available under the Plan in an amount sufficient to permit the exercise of the option.

On February 2, 2021, the Reporting Person received a pro rata distribution of all of the shares of Common Stock of the Issuer held by Marsh Landing - Meredian Investment, LLC (“Marsh Landing”) to the members of Marsh Landing. The Reporting Person is not a manager or a controlling member of Marsh Landing and does not have or share investment and/or voting control over Marsh Landing’s portfolio. The Reporting Person’s receipt of such shares pursuant to the distribution was involuntary and without consideration.

(d) No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Person.

(e). Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other persons with respect to any securities of the Issuer consists of: (i) with respect to the Restricted Shares described in Item 3, the Plan and the restricted stock agreement relating thereto; and (ii) with respect to the Options described in Item 5(c), the Plan and the option award agreements relating thereto. The foregoing descriptions of the Plan and the restricted stock option award agreements are qualified in their entirety by reference to the complete text of the Plan and the forms of such agreements, copies of which are filed as exhibits hereto.

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In connection with the closing of the Business Combination, on December 29, 2020, the Company and the Reporting Person entered into a Lock-Up Agreement (the “Lock-Up Agreement”). The terms of the Lock-Up Agreement provide that the Issuer securities held by the Reporting Person that were acquired pursuant to the Merger Agreement or otherwise issued pursuant to the Merger Agreement will be locked-up until the earlier of (i) one year after the closing of the Business Combination or (ii) subsequent to the closing of the Business Combination, (x) if the reported closing price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any twenty (20) trading days within any 30-trading day period commencing at least one hundred fifty (150) days after the closing of the Business Combination, or (y) the date on which the Issuer completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Issuer’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property. The Issuer has agreed that the restrictions in the Lock-Up Agreement will not apply, among other things, to the sale of Common Stock by the Reporting Person to satisfy certain tax obligations. The foregoing description of the Lock-Up Agreement is qualified in its entirety by reference to the complete text of the Lock-Up Agreement, a copy of which is filed as an exhibit hereto.

Except as described above and elsewhere in this Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer.

The information set forth in Items 4, 5 and 7 is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 – Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on January 5, 2021.

Exhibit 2 – Form of Stock Option Agreement under Danimer Scientific, Inc. 2020 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.29 to the Issuer’s Current Report on Form 8-K filed with the Commission on January 5, 2021).

Exhibit 3 – Form of Restricted Stock Agreement under Danimer Scientific, Inc. 2020 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.30 to the Issuer’s Current Report on Form 8-K filed with the Commission on January 5, 2021).

Exhibit 4 – Form of Lock-Up Agreement between Danimer Scientific, Inc. and certain stockholders of MHG (incorporated by reference to Exhibit B attached to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on October 5, 2020).

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SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: March 22, 2021

/s/ Stephen E. Croskrey
Stephen E. Croskrey, Individually